UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number 001-35715

KBS FASHION GROUP LIMITED

(Translation of registrant’s name into English)

Xin Fengge Building

Yupu Industrial Park

Shishi City, Fujian Province 362700

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On March 15, 2021, through Hua Zhi Guan (Hainan) Cross-Border E-Commerce Co., Ltd, we closed a Cross-Border Payment Agreement (the “Agreement”) with Hainan New Generation Technology Co., Ltd. (“HNGT”), a leading on-line payment company in the People’s Republic of China. Under the Agreement, we will cooperate with HNGT to accept and process cross-border digital payments in connection with our e-commerce business, including payments denominated in the new digital Renminbi, a digital version of China’s national currency backed by China’s central bank. An English translation of the Agreement is filed herewith as Exhibit 10.1.

On March 26, 2021, we release the press release furnished herewith as Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2021	KBS Fashion Group Limited

	By:	/s/ Sun Lei
Sun Lei Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
10.1	English Translation of Cross-Border Payment Agreement
99.1	Press Release

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